EXHIBIT 21
SUBSIDIARIES OF RAYONIER INC.
As of 12/31/2013

Name of Subsidiary	State/Country of Incorporation/Organization
Matariki Forestry Group	New Zealand
Rayonier Forest Resources, L.P.	Delaware
Rayonier Gulf Timberlands, LLC	Delaware
Rayonier Louisiana Timberlands, LLC	Delaware
Rayonier Operating Company, LLC	Delaware
Rayonier Performance Fibers, LLC	Delaware
Rayonier Products, LLC	Delaware
Rayonier TRS Forest Operations, LLC	Delaware
Rayonier TRS Holdings Inc.	Delaware
TerraPointe LLC	Delaware
Timberlands Holding Company Atlantic, Inc.	Delaware
Timberlands Holding Company Washington, Inc.	Delaware